FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . 0.5

1. Name and Address of Reporting Person * Paulson Capital Corp. (Last) (First) (Middle) 811 SW Naito Parkway, Suite 200 (Street) Portland, OR 97204 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Charles and Colvard Ltd. (CTHR) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) 12/17/02 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

   X  Director

   X  10% Owner

       Officer (give title below)

       Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

       Form filed by One Reporting Person

   X  Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code and Voluntary Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	12/17/02		S		17,900	D	$6.00	1,632,900 (3)	I	(4)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Chester L.F. Paulson, a member of the filing group described below, became a director on 5/14/01.

(2) In addition to Paulson Capital Corp. ("PCC"), the following are reporting parties: Chester L.F. Paulson, Paulson Family LLC ("LLC") and Paulson Investment Company ("PIC"). The address for each of the reporting parties is the same as that provided for PCC.

(3) Of the 1,632,900 shares of common stock owned by the reporting group, 1,448,500 is held in the name of PIC and 184,400 is held in the name of the LLC.

(4) Chester Paulson is a controlling manager of the LLC, which is a controlling shareholder of PCC, which is the parent company of PIC. The securities are held in the name of PIC. Chester Paulson and the LLC expressly disclaim any beneficial ownership of securities in the name of PIC.

/s/ CHESTER L.F. PAULSON	12/17/02
Chester L.F. Paulson, Individually	Date

Paulson Family LLC

/s/ CHESTER L.F. PAULSON
By: Chester L.F. Paulson, Manager

Paulson Capital Corp.

/s/ CHESTER L.F. PAULSON
By: Chester L.F. Paulson, Chairman of the Board

Paulson Investment Company

/s/ CHESTER L.F. PAULSON
By: Chester L.F. Paulson, Chariman of the Board

** Signature of Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

4